Cypress Energy Partners, L.P.

5727 S. Lewis Ave., Suite 500

Tulsa, Oklahoma 74105

January 6, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall
Norman von Holtzendorff
Karina V. Dorin
Division of Corporation Finance

Re:	Cypress Energy Partners, L.P.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 17, 2013
Response dated December 18, 2013
Amendment No. 4 to Registration Statement on Form S-1
Filed December 23, 2013
File No. 333-192328

Ladies and Gentlemen:

This letter sets forth the responses of Cypress Energy Partners, L.P. (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 26, 2013 (the “Comment Letter”) with respect to the Registration Statement on Form S-1 (the “Registration Statement”), as amended by Amendments No. 3 and No. 4 thereto filed by the Partnership on December 17, 2013 and December 23, 2013, respectively. Concurrently with the submission of this letter, the Partnership has filed Amendment No. 5 to the Registration Statement (the “Amendment No. 5”) through EDGAR. For your convenience, we have hand-delivered four copies of this letter and Amendment No. 5 marked to show all revisions made since the submission of Amendment No. 3 to the Registration Statement.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is our response.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-3

1.	We note you have revised the structure of the transaction to now include the contribution of certain additional operations of TIR, and is no longer limited to TIR-US. However, we note references to TIR-US or the US operations of TIR continue to remain throughout the filing, specifically in footnote 2(d), 2(f), 2(g) and footnote 5 to the pro forma financial statements. Please revise your disclosure or tell us why the references to TIR-US, as opposed to the TIR entities, are appropriate.

January 6, 2014

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to refer jointly to the TIR entities throughout the document, including in the footnotes to the pro forma financial statements. Please see page F-9 of the Registration Statement.

Pro Forma Adjustments and Assumptions, page F-9

2.	We note the summation of total pro forma parent equity, when including the related pro forma adjustments, does not equal zero. It appears the $36 pro forma adjustment labeled (d) is not appropriately reflected as a debit to equity. Please revise your pro forma adjustments as necessary.

Response: We acknowledge the Staff’s comment and have revised the table on page F-6 of the Registration Statement. As a result, the summation of the total parent equity now equals zero. Please see page F-6 of the Registration Statement.

3.	We note in footnotes (a) and (d) reference to pro forma adjustments to certain related-party receivables without corresponding amounts in the adjustments column. Please clarify your presentation to address retention and distribution of related-party receivables based on your disclosure.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to remove references to this related-party receivable. Please see pages 6, 16, 69, 94, F-3 and F-9 of the Registration Statement.

4.	We understand the pro forma adjustments discussed in footnote (f) relate to the new credit facility, which will replace other currently outstanding debt balances; however the individual pro forma adjustment amounts included in the pro forma balance sheet have not been specifically addressed in the footnote. For example, the basis for the two pro forma adjustments of ($57,514) and $57,514 to cash and how they relate to the $67.1 million new facility and repayments of $20,463 and $45,165 is not clear. Additionally, the footnote disclosure does not address the nature of pro forma adjustments of $83, $707 and $150. Please expand your footnote disclosure to clarify the nature of these amounts.

Response: We acknowledge the Staff’s comment and have revised footnote (f) to the pro forma financial statements to include enhanced descriptions of the various pro forma adjustments that relate to the new credit facility. Please see pages F-5, F-6, F-9 and F-10 of the Registration Statement.

* * * *

January 6, 2014

In connection with the above responses to the Staff's comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Ryan Maierson at (713) 546-7420.

Very truly yours,

Cypress Energy Partners, L.P.

By:	/s/ G. Les Austin
G. Les Austin
Vice President and Chief Financial Officer

Cc:	Peter C. Boylan III
Cypress Energy Partners, L.P.

Ryan Maierson
Latham & Watkins LLP

Joshua Davidson
Baker Botts L.L.P.